4imprint Group plc

RECEIVED
2004 JUL 19 P 4: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 July 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

04035595

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
30.06.04	LSE Notification – Dealings by Director – Edward Bramson shares disposed

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

dlw 7/20

David Seekings
Company Secretary

AVS No 188017

Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements

All relevant boxes should be completed in typed block capital letters.

1. Name of Company 4imprint Group plc	**2.** Name of Director EDWARD BRAMSON
3. Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest IN RESPECT OF 2 ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified) —
5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) —	**6.** Please state the nature of the transaction and the nature and extent of the directors interest in the transaction —

7. Number of shares/amount of stock acquired	**8.** Percentage of issued Class	**9.** Number of shares/amount of stock disposed	**10.** Percentage of issued Class
—	—	250,000	0.87

11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company informed
38 6/13p ORD	140p	09-07-04	09-07-04

15. Total holding following this notification 689,442	**16.** Total percentage holding of issued class following this notification 2.40%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	**18.** Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	**20.** Description of shares or debentures involved: class, number
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	**22.** Total number of shares or debentures over which options held following this notification

23. Any additional information	**24.** Name of contact and telephone number for queries CARLA WATTS (0161) 272 4021
25. Name and signature of authorised company official responsible for making this notification Date of notification 09-07-2004	DAVID SEEKINGS COMPANY SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP

Facsimile: 071-588 6057, 071-334 8964/8965/8966

Continuing obligations: 071-797 1639/3850

ID 8.4623